U.S. SECURITIES & EXCHANGE COMMISSION

Washington, D.C.

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of

November,2004

ARGOSY MINERALS INC

 (Name of Registrant)

20607 Logan Avenue

Langley, British Columbia, Canada, V3A 7R3

(Address of principal executive offices)

1.

Australian Stock Exchange Appendix 5B for the quarter ended September 30, 2003.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F

X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Argosy Minerals Inc SEC File No. 0-29500

(Registrant)

Date

November 3, 2004

By

"C.R. Bond"

   Cecil R. Bond,

   Corporate Secretary

Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	30 September 2004

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $C	Year to date (9 months) $C

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(118,998)	(598,119)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(564,105)	(1,859,822)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	20,736	189,039

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(662,367)	(2,268,902)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(567)	(3,323)

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments-marketable securities	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

See chapter 19 for defined terms.

1/7/97

Appendix 5B Page 1

Appendix 5B

Mining exploration entity quarterly report

1.12	Other (provide details if material)	-	-

	Net investing cash flows	(567)	(3,323)

1.13	Total operating and investing cash flows (carried forward)	(662,934)	(2,272,136)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held

1.20	Cash at beginning of quarter/year to date	6,208,787	8,058,383

1.21	Exchange rate adjustments to item 1.20	(96,728)	(337,122)

1.22	Cash at end of quarter (see note 1)	5,449,125	5,449,125

Note 1: C$ 5,449,125 converted at the exchange rate applicable at September 30, 2004 of approximately 0.91540 equals

A$ 5,953,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	91,101

1.24	Aggregate amount of loans to the parties included in item 1.10	NIL

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors’ fees, for management and consulting fees and for the provision of staff and office facilities in Canada.  The provision of staff in Canada is charged at cost.  In addition the Company re-imburses expense incurred on Company business.

See chapter 19 for defined terms.

1/7/97

Appendix 5B Page 2

Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	150,000

4.2	Development	-

	Total	150,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	5,449,125	321,290

5.2	Deposits at call	NIL	5,887,497

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	5,449,125	6,208,787

See chapter 19 for defined terms.

1/7/97

Appendix 5B Page 3

Appendix 5B

Mining exploration entity quarterly report

5.4  Details:

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed	N/A	N/A	N/A	N/A

6.2	Interests in mining tenements acquired or increased	N/A	N/A	N/A	N/A

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A

7.2	Issued during quarter	N/A

7.3	+Ordinary securities			N/A	N/A
		95,969,105	94,159,044

7.4	Issued during quarter	NIL			N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A

7.6	Issued during quarter	N/A		N/A

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

See chapter 19 for defined terms.

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Appendix 5B Page 4

Appendix 5B

Mining exploration entity quarterly report

7.8	Issued during quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:	(Director, CEO, Corporate Secretary)	Date: October 28, 2004
Print name:	Cecil R. Bond

Notes

1

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

4

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

See chapter 19 for defined terms.

1/7/97

Appendix 5B Page 5

Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 – Options

				Balance
				Outstanding at
		Exercise	Number of	September 30,
Granted / Exercised	Expiry Date	Price ($)	Options	2004

Granted June 20, 2002	May 24, 2006	A0.35	4,175,000
Cancelled 2002			(600,000)
Cancelled 2003			(500,000)	3,075,000

Balance outstanding September 30, 2004				3,075,000

Appendix 5B Page 6

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

QUARTER ENDING SEPTEMBER 30, 2004 - SUMMARY OF ACTIVITIES AND EXPENDITURES

During the quarter Argosy continued with field activities relating to gold - silver exploration in Nevada.

SUMMARY OF ACTIVITIES

  An application was lodged with the US Forestry Service for permission to drill at Argosy’s Gold Creek Project in Elko County, Nevada and is still pending

  Investigation of four gold - silver opportunities in Nevada, two in Crescent Valley and two in the Toiyabe Range

SUMMARY OF EXPENDITURES

Summary of Expenditures

Claim Fees	$ 12,904
Drilling and Processing Expenditures	66,089
Consultant and Supervision	17,592
Travel and Accommodation	22,413
$ 118,998

Gold Creek Project, USA

An application for a permit to carry out a drilling program at Argosy’s Gold Creek property in Elko County was lodged with the US Forest Service (“USFS”) at the end of the 2nd Quarter.  Consultants were active during this quarter conducting the necessary environmental studies (plants, wildlife and archaeology) required by the USFS.  These

Appendix 5B Page 7

studies are expected to be completed during October and the various reports filed with the USFS.

The planned core drilling program will involve establishing 12 drill pads. Although most of these will be on or near existing tracks a bulldozer will be required to create new access routes into 5 proposed sites.  An on-site meeting was held with the USFS at which some minor amendments were put forward to the siting of pads and the construction of access tracks.

Field visits were made to site with a number of potential drilling contractors who have submitted quotations for the program.

Argosy expects that once the USFS has completed its review of all the consultants’reports that it will issue a permit enabling Argosy to conduct operations at Gold Creek.   Although this permit is expected to be issued sometime in the 4th Quarter operations will not recommence until late Spring 2005. The strict guidelines imposed by the USFS on companies operating in a National Forest restrict the continuation of work through the high snowfall months.

Investigation of New Gold - Silver Opportunities in Nevada

Field investigations were conducted on four separate gold – silver opportunities in Nevada.

Two of the properties investigated are in the Crescent Valley area SW of Carlin.  Although epithermal-style quartz veins and breccias do outcrop, precious metal grades are low and not considered to merit any follow-up.

The two other property areas investigated during the Quarter are located in the Toiyabe Range, south of Austin, in Lander and Nye Counties.  Located in open ground, precious metal mineralisation is mostly confined to narrow, less than 1m thick, quartz – sulphide (galena – sphalerite - pyrite) veins.  Grades of grab samples, ranging up to 4.3 g/t gold and 1,085 g/t silver (35 oz/t), are closely related to sulphide abundance. The narrowness of the veins and the patchy nature of sulphide distribution mitigate against the likelihood of substantial tonnages.  No further action is planned on these properties at this time.

Towards the end of this Quarter Argosy received copies of exploration reports dealing with properties that will be reviewed early in the 4th Quarter.

Diamond Project in Namaqualand, South Africa

As previously announced, Argosy is awaiting renewal of the prospecting permit for the Albetros project area, the application having been submitted in January 2004.  As a result of changes to the South African Minerals Act, there are delays in processing applications, resulting in a backlog.

Uncertainty regarding the level of Black Economic Entity (“BEE”) participation in the project has been clarified by the Department of Minerals and Energy which indicated that “for pending applications for state owned prospecting rights”, which includes diamonds, “the state in its capacity as owner will require BEE participation of not less than 51%

Appendix 5B Page 8

during the one year transitional period”, to May 2005.  Thereafter the level of BEE participation shall revert to a 26% requirement up from the initial requirement of 15% in 5 years and 26% in 10 years.

Argosy’s agreement with the shareholders of Albetros is for the acquisition of 85% of Albetros Inland Diamond Exploration Pty Ltd. (“Albetros”) with a further agreement to sell a 5.5% interest in Albetros to Umnotho we Sizwe Diamond Company Pty Ltd. enabling 20.5% BEE participation in Albetros.  Consequently, Albetros is not able to comply with the 51% BEE requirement and it is not certain whether the licence application will be viewed favourably or not.

Arbitration Progress

Pursuant to the terms of an agreement dated October 16, 2001 among the Corporation, its subsidiary Balzan, NN Invest Holdings SA, a Luxembourg company (“NNIH”) that is a subsidiary of Norilsk Mining Company and Societe Des Mines de la Tontouta (“SMT”), a French company, NNIH and SMT agreed to participate with Balzan in the development of mineral properties in New Caledonia.  NNIH subsequently terminated the agreement and commenced arbitration proceedings in the International Court of Arbitration in Paris against the Corporation and Balzan to recover funds reimbursed to Balzan of US$7,166,000 plus amounts expended on the project amounting to US$1,368,222.  In November, 2003 in preliminary proceedings, the arbitral tribunal ruled that it had jurisdiction under the terms of the agreement to hear the arbitration claim.  It is too early to determine the outcome of merits of the arbitration claim and the Corporation is defending the claim, which it believes to be wholly without merit, and has filed a counterclaim against NNIH.

Nickel / PGM Project, Burundi

Argosy continues monitoring the volatile political situation in Burundi through contacts in the country and experts based in South Africa.  Argosy was encouraged by moves in respect to progress with the peace process, and was hopeful that the ceasefire between a rebel group and the transitional government would hold.  However, a recent massacre on the outskirts of Bujumbura has caused Argosy to re-evaluate its position regarding investing in Burundi yet again.  As a consequence force majeure was reimposed on the Musongati project, after only recently being lifted.

Appendix 5B Page 9